SandRidge Energy, Inc.

Via EDGAR and Electronic Mail Delivery

April 3, 2012

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             SandRidge Mississippian Trust II
Amendment No. 2 to Registration Statement on Form S-1

Filed March 15, 2012

Amendment No. 3 to Registration Statement on Form S-1

Filed March 28, 2012

File No.  333-178894

SandRidge Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-3

Filed March 15, 2012

Amendment No. 3 to Registration Statement on Form S-3

Filed March 28, 2012

File No.  333-178894-01

Dear Mr. Schwall:

Set forth below is the response of SandRidge Mississippian Trust II, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2012, with respect to Amendment Nos. 2 and 3 to the Registration Statement on Form S-1 and Form S-3 (File Nos. 333-178894 and 333-178894-01), filed with the Commission on March 15, 2012 and March 28, 2012, respectively (as so amended, the “Registration Statement”).

We plan to file through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on or about April 5, 2012.  For your convenience, once Amendment No. 4 is filed, we will hand deliver four complete copies of Amendment No. 4, as well as four copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  Unless otherwise specified, all references to page numbers and captions will correspond to the prospectus included as part of Amendment No. 4.

Amendment No. 2 to Joint Registration Statement on Form S-1 and Form S-3

Description of the Trust Agreement, page 85

Dispute Resolution, page 90

1.                                      We note your disclosure that any dispute, controversy or claim that may arise between SandRidge and the trustee relating to the trust will be submitted to binding arbitration.  With the amendment you filed on March 15, 2012, you filed the trust agreement for the first time as an exhibit.  In that regard, it appears that the related provisions in Article XI of your Amended and Restated Trust Agreement also constrain the unitholders to agree to arbitration relating to those matters.

Please describe to us the impact, if any, that Article XI would have on the ability of trust unitholders to seek remedies outside of the arbitration process.  In your response, please be sure to address whether there would be any impact on those persons who purchase trust units in the initial public offering with respect to any disputes or claims relating to the federal securities laws.

Response:

As discussed with the Staff by telephone, the Amended and Restated Trust Agreement will be revised to remove all relevant references to unitholders from the arbitration provisions in Article 11 of the agreement.  We have attached an excerpt from the revised form of Amended and Restated Trust Agreement, marked to show the changes being made to Article 11 thereof.  We plan to file a revised form of the Amended and Restated Trust Agreement, reflecting these changes, as an exhibit to upcoming Amendment No. 4.

As a result of the above-described changes, the Amended and Restated Trust Agreement will not constrain unitholders to agree to arbitration relating to any matters.  Further, in response to the Staff’s questions, revised Article XI of the Amended and Restated Trust Agreement will not restrict the ability of trust unitholders to seek direct remedies outside of the arbitration process, including seeking remedies with respect to disputes or claims relating to the federal securities laws.

* * * * * *

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Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 4 thereto once it has been filed, to David H. Engvall at Covington & Burling LLP at (202) 662-5307.

Very truly yours,

SandRidge Mississippian Trust II

By:	SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

cc:     David H. Engvall, Covington & Burling LLP

Matthew R. Pacey, Vinson & Elkins L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.

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Excerpt from Revised Form of Amended and Restated Trust Agreement(1)

ARTICLE XI

ARBITRATION

THE ~~TRUST UNITHOLDERS,~~ TRUSTEE AND SANDRIDGE AGREE THAT, EXCEPT AS PROVIDED IN PARAGRAPH (I) OF THIS ARTICLE XI, ANY DISPUTE, CONTROVERSY OR CLAIM THAT MAY ARISE BETWEEN OR AMONG SANDRIDGE (ON THE ONE HAND) AND THE TRUST OR THE TRUSTEE (ON THE OTHER HAND) IN CONNECTION WITH OR OTHERWISE RELATING TO THE TRANSACTION DOCUMENTS TO WHICH THE TRUST IS A PARTY, OR THE APPLICATION, IMPLEMENTATION, VALIDITY OR BREACH OF THE TRANSACTION DOCUMENTS TO WHICH THE TRUST IS A PARTY OR ANY PROVISION OF THE TRANSACTION DOCUMENTS TO WHICH THE TRUST IS A PARTY (INCLUDING, WITHOUT LIMITATION, CLAIMS BASED ON CONTRACT, TORT OR STATUTE), SHALL BE FINALLY, CONCLUSIVELY AND EXCLUSIVELY SETTLED BY BINDING ARBITRATION IN OKLAHOMA CITY, OKLAHOMA IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES (THE “RULES”) OF THE AMERICAN ARBITRATION ASSOCIATION OR ANY SUCCESSOR THERETO (“AAA”) THEN IN EFFECT. TO THE FULLEST EXTENT PERMITTED BY LAW, ~~THE TRUST UNITHOLDERS,~~ THE TRUSTEE (ON BEHALF OF ITSELF AND ON BEHALF OF THE TRUST), THE DELAWARE TRUSTEE AND SANDRIDGE HEREBY EXPRESSLY WAIVE THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO TRIAL BY JURY, WITH RESPECT TO ANY MATTER SUBJECT TO ARBITRATION PURSUANT TO THIS ARTICLE XI. THE ~~TRUST UNITHOLDERS,~~ TRUSTEE AND SANDRIDGE MAY BRING AN ACTION, INCLUDING, WITHOUT LIMITATION, A SUMMARY OR EXPEDITED PROCEEDING, IN ANY COURT HAVING JURISDICTION, TO COMPEL ARBITRATION OF ANY DISPUTE, CONTROVERSY OR CLAIM TO WHICH THIS ARTICLE XI APPLIES. EXCEPT WITH RESPECT TO THE FOLLOWING PROVISIONS (THE “SPECIAL PROVISIONS”) WHICH SHALL APPLY WITH RESPECT TO ANY ARBITRATION PURSUANT TO THIS ARTICLE XI, THE INITIATION AND CONDUCT OF ARBITRATION SHALL BE AS SET FORTH IN THE RULES, WHICH RULES ARE INCORPORATED IN THIS AGREEMENT BY REFERENCE WITH THE SAME EFFECT AS IF THEY WERE SET FORTH IN THIS AGREEMENT.

(a)           In the event of any inconsistency between the Rules and the Special Provisions, the Special Provisions shall control. References in the Rules to a sole arbitrator shall be deemed to refer to the tribunal of arbitrators provided for under subparagraph (c) below in this Article XI.

(b)           The arbitration shall be administered by AAA.

(c)           The arbitration shall be conducted by a tribunal of three arbitrators. Within ten days after arbitration is initiated pursuant to the Rules, the initiating party or parties (the “Claimant”) shall send written notice to the other party or parties (the “Respondent”), with a

(1)  To be filed as Exhibit 4.2 to Amendment No. 4 to the Registration Statement.

copy to the Oklahoma City, Oklahoma office of AAA (if no such office exists, to the Dallas, Texas office of AAA), designating the first arbitrator (who shall not be a representative or agent of any party but may or may not be an AAA panel member and, in any case, shall be reasonably believed by the Claimant to possess the requisite experience, education and expertise in respect of the matters to which the claim relates to enable such person to completely perform arbitral duties). Within ten days after receipt of such notice, the Respondent shall send written notice to the Claimant, with a copy to the Oklahoma City, Oklahoma office of AAA (if no such office exists, to the Dallas, Texas office of AAA) and to the first arbitrator, designating the second arbitrator (who shall not be a representative or agent of any party, but may or may not be an AAA panel member and, in any case, shall be reasonably believed by the Respondent to possess the requisite experience, education and expertise in respect of the matters to which the claim relates to enable such person to competently perform arbitral duties). Within ten days after such notice from the Respondent is received by the Claimant, the Respondent and the Claimant shall cause their respective designated arbitrators to select any mutually agreeable AAA panel member as the third arbitrator. If the respective designated arbitrators of the Respondent and the Claimant cannot so agree within said ten day period, then the third arbitrator will be determined pursuant to the Rules. For purposes of this Article XI, SandRidge (on the one hand) and the Trust and the Trustee (on the other hand) shall each be entitled to the selection of one arbitrator. Prior to commencement of the arbitration proceeding, each arbitrator shall have provided the parties with a resume outlining such arbitrator’s background and qualifications and shall certify that such arbitrator is not a representative or agent of any of the parties. If any arbitrator shall die, fail to act, resign, become disqualified or otherwise cease to act, then the arbitration proceeding shall be delayed for 15 days and the party by or on behalf of whom such arbitrator was appointed shall be entitled to appoint a substitute arbitrator (meeting the qualifications set forth in this Article XI) within such 15-day period; provided, however, that if the party by or on behalf of whom such arbitrator was appointed shall fail to appoint a substitute arbitrator within such 15-day period, the substitute arbitrator shall be a neutral arbitrator appointed by the AAA arbitrator within 15 days thereafter.

(d)           All arbitration hearings shall be commenced within 120 days after arbitration is initiated pursuant to the Rules, unless, upon a showing of good cause by a party to the arbitration, the tribunal of arbitrators permits the extension of the commencement of such hearing; provided, however, that any such extension shall not be longer than 60 days.

(e)           All claims presented for arbitration shall be particularly identified and the parties to the arbitration shall each prepare a statement of their position with recommended courses of action. These statements of position and recommended courses of action shall be submitted to the tribunal of arbitrators chosen as provided hereinabove for binding decision. The tribunal of arbitrators shall not be empowered to make decisions beyond the scope of the position papers.

(f)            The arbitration proceeding will be governed by the substantive laws of the State of Delaware and will be conducted in accordance with such procedures as shall be fixed for such purpose by the tribunal of arbitrators, except that (i) discovery in connection with any arbitration proceeding shall be conducted in accordance with the Federal Rules of Civil Procedure and applicable case law, (ii) the tribunal of arbitrators shall have the power to compel discovery and (iii) unless the parties otherwise agree and except as may be provided in this Article XI, the arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. §§ 1-16, to the

exclusion of any provision of state law or other applicable law or procedure inconsistent therewith or which would produce a different result. The parties shall preserve their right to assert and to avail themselves of the attorney-client and attorney-work-product privileges, and any other privileges to which they may be entitled pursuant to applicable law. No party to the arbitration or any arbitrator may compel or require mediation and/or settlement conferences without the prior written consent of all such parties and the tribunal of arbitrators.

(g)           The tribunal of arbitrators shall make an arbitration award as soon as possible after the later of the close of evidence or the submission of final briefs, and in all cases the award shall be made not later than thirty days following submission of the matter. The finding and decision of a majority of the arbitrators shall be final and shall be binding upon the parties. Judgment upon the arbitration award or decision may be entered in any court having jurisdiction thereof or application may be made to any such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The tribunal of arbitrators shall have the authority to assess liability for pre-award and post-award interest on the claims, attorneys’ fees, expert witness fees and all other expenses of arbitration as such arbitrators shall deem appropriate based on the outcome of the claims arbitrated. Unless otherwise agreed by the parties to the arbitration in writing, the arbitration award shall include findings of fact and conclusions of law.

(h)           Nothing in this Article XI shall be deemed to (i) limit the applicability of any otherwise applicable statute of limitations or repose or any waivers contained in this Agreement, (ii) constitute a waiver by any party hereto of the protections afforded by 12 U.S.C. § 91 or any successor statute thereto or any substantially equivalent state law, (iii) restrict the right of the Trustee to make application to any state or federal district court having jurisdiction in Oklahoma City, Oklahoma, to appoint a successor Trustee or to request instructions with regard to any provision in this Agreement when the Trustee is unsure of its obligations thereunder, or (iv) apply to the Delaware Trustee.

(i)            Neither the Trust nor the Trustee shall participate in any class action brought against SandRidge by any Person who is not a Trust Unitholder and the Trustee shall opt out of any such class action in which the Trust is a purported class member; provided that the Trust may participate in any such action brought by Trust Unitholders or in which such participation by the Trust is approved by the vote of a Unit Majority at a duly called and held meeting of the Trust Unitholders in accordance with Section 8.02.